PETROBRAS
DISTRIBUIDORA S.A.

02028867

GCF - 218 /02

Rio de Janeiro, 26/04/2002

SUPPL

Securities and Exchange Commission
450 Fifth Street,N.W.
Washington, D.C. 20549
U.S.A.

Re.: Submission of Information Pursuant to Rule 12g 3 -2(b) - under the Securities Exchange Act of 1934

File Nº.: 82 – 4153

Dear Sirs,

Pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934, as amended, PETROBRAS DISTRIBUIDORA hereby furnishes you with one copy of the following document:

Notice to Shareholders on the payment of dividends related to the fiscal year ended on December, 2001.

In the event that any questions should arise in connection with this matter, please contact the undersigned at PETROBRAS DISTRIBUIDORA (Tel: 5521-3876-4071; Fax:5521-3876-4974) - Rua General Canabarro nº 500 - 16º andar - Rio de Janeiro - RJ - 20271-905.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Very truly yours.

Carlos Rocha Velloso
Accounting Manager

PETROBRAS
DISTRIBUIDORA S.A.

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

We wish to notify shareholders that, from May 3 2002 onwards, PETROBRAS DISTRIBUIDORA S.A. will be paying dividends for the fiscal year 2001 as approved by the Annual General Meeting of March 20 2002, equivalent to R$2.06 per thousand common and preferred shares according to the shareholding position outstanding on the date of the AGM. These dividends include interest on capital totaling R$1.38 per thousand common or preferred shares and credited to shareholders on a book entry basis on August 3 2001 (R$0.68 per thousand shares) and December 20 2001 (R$0.70 per thousand shares), and which are subject to 15% income tax withheld at source, except for shareholders not subject to or exempt from tax. These amounts will be remunerated by the Selic interest rate up to the date of payment, pursuant to Decree 3381 of March 13 2000, and such remuneration will be subject to 20% income tax withheld at source, pursuant to SRF Instruction 012/99.

Shareholders who have opted for the Special Tax Regime, pursuant to articles 2 and 6 of MP 2222/01 of September 4 2001, should deliver the **Declaration and the Option Notification,** issued on or before December 31 2001, at the Company's headquarters at Rua General Canabarro, 500 – 12 andar – CEP 20271-905 – Rio de Janeiro – RJ, Gerência de Controle Financeiro (Attention: Sr. Antônio Carlos) by 5.00 p.m. on April 23 2002.

Payment Instructions:

Payments will be freely available to shareholders on the initial payment date of the dividends and interest, according to the bank account instructions given by each shareholder to Banco Itaú S.A., the depository of the shares.

For those shareholders for which information is not current, contains no CPF/CNPJ tax enrolment number, or the correct identification of the bank/branch and account number, dividends and interest will be paid on the third working day (including the day the request is made) after payment is requested, provided that any such shareholder has personally provided updated information to one of the Banco Itaú branches with shareholder service facilities listed below. In the event that up-dated information is supplied to any other branch of Banco Itaú S.A., or is supplied in writing to the Assessoria de Ações e Debêntures – Rua Boa Vista, 176 – 4 andar – Corpo V, CEP 01092-900 – São Paulo – SP, payment will be released once the appropriate information has been entered into Banco Itau's electronic registers.

Dividends and interest on shares held in custody at the CBLC – Companhia Brasileira de Liquidação e Custódia will be credited to that institution and the brokers, in their capacity as depository agents, will be responsible for making payment to the beneficial owners of the shares.

Rights to dividends not claimed within 3 (three) years from the initial payment date will lapse and revert to the Company (Law 6404/76, article 287, sub-section II, item a).

The following Banco Itaú S.A. branches offer special shareholder services in banking hours: São Paulo: Rua XV de Novembro, 318 – ground floor; Rio de Janeiro: Rua Sete de Setembro, 99 – lower level; Belo Horizonte: Av. João Pinheiro, 195 – ground floor; Brasília: SCS Quadra 3 – Edifício Dona Angela – mezzanine floor; Curitiba: Rua João Negrão, 65; Porto Alegre: Rua Sete de Setembro, 746 – mezzanine floor; Salvador: Av. Estados Unidos, 50 – 2nd floor – Edifício Sesquicentenário. ;

Abelardo de Lima Puccini
Investor Relations Director